Mail Stop 4561

July 21, 2008

Mr. James C. Fields
President and Chief Executive Officer
LocatePLUS Holdings Corporation
100 Cummings Center, Suite 235M
Beverly, Massachusetts 01915

> **Re:** **LocatePLUS Holdings Corporation**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Form 10-QSB for the Quarterly Period Ended March 31, 2008**
> **File No. 000-49957**

Dear Mr. Fields:

We have reviewed your filings and have the following two sets of comments. We have limited our review of your filings to the disclosures pertaining to the evaluation of your internal control over financial reporting and the proper form type.

Specifically, with respect to internal control, we have reviewed your filing to determine if you conducted the evaluation of your internal control over financial reporting, as required by Exchange Act Rules 13a-15 and 15d-15, and provided an assessment and a conclusion as to the effectiveness of your internal control over financial reporting, as required by Item 308T(a) of Regulation S-B. Where indicated, we think you should revise your document in response to these comments; however, if you disagree, we would be pleased to consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Item 8A – Controls and Procedures, pages 19 and 20

1.   We note from your disclosure that management has not conducted an evaluation nor provided an assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting. In performing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

2.   We note your reference, within your discussion of disclosure controls and procedures, to "this quarterly report." Ensure that the amendment to your annual report does not contain such references.

3.   We note your statement that "there were no significant changes in [y]our internal controls over financial reporting." Please revise to indicate whether there was <u>any</u> change in your internal control over financial reporting during your fourth fiscal quarter that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

<u>Principal Executive Officer and Principal Financial Officer Certifications</u>

4.   Finally, we note that you have filed an outdated form of the certification required by Exchange Act Rule 13a-14(a). Revise to provide certifications that conform to the language currently required by Rule 13a-14(a).

    Please note that the failure to complete management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Form 10-QSB for the Quarterly Period Ended March 31, 2008

5.   We note that your most recent quarterly report for the period ending March 31,
        2008 was on Form 10-QSB and not Form 10-Q. Beginning February 4, 2008,
        companies formerly classified as "small business issuers" under Regulation S-B
        must file their quarterly reports on Form 10-Q after they have filed an annual
        report for a fiscal year ending after December 15, 2007. Although small business
        issuers are now required to file on Form 10-Q, the disclosure requirements for that
        form are now tailored for smaller companies.

        Although we are not asking you to correct your most recent filing just to reflect
        the proper form type, we ask that you review your filing requirements and
        consider whether any action is necessary if your most recently filed quarterly
        report does not contain all required material information. In any event, you should
        file your next quarterly report on Form 10-Q.

        Information about recent changes to rules affecting small business issuer form
        types and disclosure and filing requirements is available on the SEC website at
        http://www.sec.gov/info/smallbus/secg/smrepcosysguid.pdf. If you have any
        questions about these changes, please feel free to contact the SEC's Office of
        Small Business Policy at (202) 551-3460 or smallbusiness@SEC.gov.

                                        ****

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
       filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-7370 if you have questions regarding these comments.

Sincerely,

Craig D. Wilson
Senior Assistant Chief Accountant